Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1                                                            Name and Address of Company

AltaGas Ltd. (“AltaGas” or the “Corporation”)

1700, 355 — 4th Avenue, S.W.

Calgary, Alberta

T2P 0J1

Item 2                                                            Date of Material Change

July 24, 2018.

Item 3                                                            News Release

A news release disclosing the material change was issued on July 25, 2018 through the news wire services of Cision.

Item 4                                                            Summary of Material Change

On July 25, 2018, the Corporation announced that:

i.                  David Harris has resigned from his position as President and Chief Executive Officer (“CEO”) and from his position on the AltaGas board of directors (the “Board”) effective immediately; and

ii.               David Cornhill, Founder and Chairman of the Board of AltaGas, and Phillip Knoll, an experienced industry veteran and Board member, will act as interim co-CEOs until a replacement is found.

Item 5                                                            Full Description of Material Change

On July 25, 2018, the Corporation announced that David Harris has resigned from his position as President and CEO effective immediately.  Mr. Harris has also resigned from his position on the Board. The Board and Mr. Harris have mutually agreed to his resignation due to a complaint under review by the Board.  This complaint is not related to AltaGas’ strategy, operations or financial reporting.

David Cornhill, Founder and Chairman of the Board of AltaGas, and Phillip Knoll, an experienced industry veteran and Board member, will act as interim co-CEOs until a replacement is found.  A search committee of the Board has been formed, and the search is currently underway.  The process to appoint the permanent CEO will be conducted in a thoughtful, thorough, but expeditious manner.

Mr. Cornhill’s mandate as interim co-CEO is the continued implementation of AltaGas’ strategy; overseeing the asset disposition process — whose objectives remain unchanged; as well as providing leadership to the Executive Committee of the Board on all corporate functions including the integration of WGL Holdings, Inc.  Mr. Cornhill will continue to serve as Chairman of the Board during this time. Mr. Cornhill founded AltaGas in 1994, and served as CEO until April 2016.

Mr. Knoll will be responsible for overseeing and leading all operational aspects of the Corporation, continuing to advance AltaGas’ capital projects, including Ridley Island Propane Export Terminal, Central Penn and Mountain Valley Pipelines, as well as Environment, Health, Safety, Security & Sustainability. In conjunction with Mr. Knoll assuming the interim co-CEO role, he will be stepping off the Audit Committee of the Board (the “Audit Committee”) temporarily.  He will rejoin the Audit Committee when the permanent CEO is appointed.

Mr. Knoll has 35 years of varied experience in the energy sector, primarily related to energy infrastructure companies — including deep midstream, pipeline and utility experience.  Among his senior executive leadership roles, Mr. Knoll served as Group Vice President, Duke Energy Gas Transmission, Chair, Management Committee and President for Maritimes & Northeast Pipeline, as well as senior roles at Westcoast Energy Inc., TransCanada Pipelines Limited and Alberta Natural Gas Company Ltd. Mr. Knoll also served as Chief Executive Officer of Corridor Resources (2010 – 2014), and was a director of AltaGas Utility Group Inc. from 2005 to 2009. Mr. Knoll has also been a director of Heritage Gas (an AltaGas company) since 2003.

Item 6                                                            Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                                                            Omitted Information

Not applicable.

Item 8                                                            Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Bradley B. Grant

Executive Vice President and Chief Legal Officer

AltaGas Ltd.

Tel: (403) 691-7575

Item 9                                                            Date of Report

August 1, 2018.

Cautionary Statement Regarding Forward-Looking Information

This document contains forward-looking statements. When used in this document, the words “may”, “would”, “could”, “can”, “will”, “become”, “intend”, “focus”, “possible”, “plan”, “develop”, “anticipate”, “target’, “believe”, “seek”, “propose”, “continue”, “future”, “priority”, “expect”, and similar expressions, as they relate to AltaGas or an affiliate of AltaGas, are intended to identify forward-looking statements. This document contains forward-looking statements with respect to, among other things, AltaGas’ future and expected areas of focus, leadership (including, process, oversight and timing), future committee composition and business objectives. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect AltaGas’ current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market competition, governmental or regulatory developments, general economic conditions and other factors set out in AltaGas’ public disclosure documents. Many factors could cause AltaGas’ actual results, performance or achievements to vary from those described in this document, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this document as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this document, should not be unduly relied upon. Such statements speak only as of the date of this document. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.